Exhibit 99.1

NEWS RELEASE
BROOKFIELD PROPERTIES REPORTS
SECOND QUARTER 2007 RESULTS
All dollar references are in U.S. dollars unless noted otherwise.
NEW YORK, July 27, 2007 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced net income of $79 million or $0.20 per share and funds from operations (“FFO”) of $167 million or $0.42 per share for the quarter ended June 30, 2007.
During the second quarter, Brookfield Properties leased 2.0 million square feet of space at an average net rent of $29 per square foot, which represented a 45% improvement versus the average in-place net rent of $20 per square foot on expiring leases. The company’s portfolio-wide occupancy rate finished the quarter at 94.6%.
FINANCIAL RESULTS
Net income for the three months ended June 30, 2007 totaled $79 million, or $0.20 per share, compared to $30 million or $0.09 per share during the same period in 2006. For the three months ended June 30, 2007, funds from operations totaled $167 million or $0.42 per share, up from $106 million or $0.30 per share during the same period in 2006.
Commercial property net operating income for the second quarter of 2007 was $326 million, up from $177 million for the second quarter of 2006. The increase is primarily due to the contribution from the U.S. Office Fund which was fully invested in the fourth quarter of 2006. It also reflects same-store growth of 3% as a result of the continued improvement in occupancy and lease rates.
Residential development operations contributed $72 million of net operating income in the second quarter of 2007, up from $31 million in the second quarter of 2006. Margins improved to 40%, up from 38% in the first quarter of 2007 and 29% in the second quarter of 2006.
HIGHLIGHTS OF THE SECOND QUARTER
Purchased 1201 Louisiana, Total Plaza, Houston for $151.5 million or $179 per square foot. The 35-story building comprising 844,000 square feet is located one block east of the Allen Center and is directly linked to the Houston CBD tunnel system; it is 90% leased, with lead tenant Total Petrochemicals, a French petrochemical manufacturing company, occupying 244,000 square feet and PriceWaterhouseCoopers occupying 154,000 square feet. Brookfield’s presence in downtown Houston has reached 9.1 million square feet in nine buildings.

Sold the office component of Waterview, Rosslyn, VA, for $435 million, resulting in a gain of $58 million, earning incentive and termination fees of $16 million for Brookfield Properties’ 25% interest. Acquired with the Trizec portfolio in October 2006, Brookfield Properties held a 25% interest in the 633,900 square foot, 24-story office building with JGB Companies and CIM Group. The 901-space parking structure was part of the sale; the hotel-condominium structure was not part of the sale.
Sold 18 King St., Toronto, for $10 million, resulting in a gain of $4 million for Brookfield Properties’ 25% interest. Brookfield Properties acquired the interest in this 250,000 square foot building with the O&Y portfolio in 2005. Since June 2006, Brookfield Properties has disposed of eleven non-core properties totaling 1.8 million square feet acquired with the O&Y portfolio, generating gains of $18 million on a 25% basis.
Expanded the Herald Block development site in Calgary with the acquisition of the Heagle building for $5 million, adding 100,000 square feet of additional density to the site, which now has a capacity of 1.2 million rentable square feet. The acquisition of the building also links the site to existing skybridge connections.
Repurchased one million common shares of the company during the quarter and year-to-date at an average price of $24.80. Since the inception of its normal course issuer bid in 1999, the company has invested $340 million acquiring 32.5 million common shares at an average price of $10.44.
Renamed BCE Place in Toronto to Brookfield Place, following the recent expiration of a license agreement with BCE. The renaming to Brookfield Place signifies Brookfield Properties’ long-term commitment to being a major commercial real estate presence in downtown Toronto. In addition, the project’s Heritage Square has been renamed Sam Pollock Square in honor of the long-time Brookfield Properties director. The interior square is adjacent to the Hockey Hall of Fame, where Sam Pollock is among the most respected of its members: as General Manager of the Montreal Canadiens, he led the team to nine Stanley Cups.
OPERATING HIGHLIGHTS
Brookfield Properties leased 2.0 million square feet of space across the portfolio during the second quarter of 2007. New leases represent 45% of the total while renewals represent the remaining 55%. Highlights include:
In Calgary:
•	5-year lease renewal with ConocoPhillips Canada at Gulf Canada Square for 434,000 square feet

•	10-year renewal and expansion with Inter Pipeline Fund at Fifth Avenue Place for 59,000 square feet
In New York:
•	15-year lease extension with Rabobank at 245 Park Avenue for 107,000 square feet

•	10-year lease extension with Royal Bank of Canada at One Liberty Plaza for 83,000 square feet
In Toronto:
•	17-year new lease with Goodmans LLP at the Bay Adelaide Centre for 170,000 square feet, bringing the pre-leasing at this development to 38%

•	10-year lease renewal with Merrill Lynch Canada at Bay Wellington Tower for 95,000 square feet
In Washington, DC:
•	12-year new lease with CB Richard Ellis at the Victor building for 62,000 square feet
In Boston:
•	10-year lease extension with Fidelity Investments at 53 State Street for 50,000 square feet
Brookfield Properties’ residential development operations contributed $72 million of net operating income in the second quarter of 2007, surpassing the $31 million in the second quarter of 2006, and the $42 million in the first quarter of 2007. Results for the first six months of 2007 are double that of the first six months of 2006, attributable to higher margins and the continued strong demand in Alberta. The company’s single family market share has improved to 29% in Calgary, its largest market.
OUTLOOK
As a result of the continued strength of Brookfield Properties’ residential development operations and the improved fundamentals across the commercial office portfolio, the company is revising its full-year 2007 diluted funds from operations per share estimate to be in the range of $1.50 to $1.60 from the company’s previous guidance of $1.40 to $1.47.
“We achieved another strong quarter of financial and operating results due to the performance of our recently-acquired assets, our flourishing residential operations in Alberta, Canada, and the still-improving fundamentals in virtually all of our office markets,” commented Ric Clark, President & CEO of Brookfield Properties Corporation. “We are excited about our prospects for the second half of the year as we advance our developments, pro-actively work to renew and expand our tenants, and further enhance our residential land business within a favorable operating environment.”
* * *
Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations (“FFO”) on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. Brookfield Properties defines FFO as net income prior to extraordinary items, one-time transaction costs, non-cash items and depreciation and amortization. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial statements accompanying this press release. The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Net operating income and FFO are both non-GAAP measures which do not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; including the acquisition of Trizec Properties, Inc. and Trizec Canada Inc.; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks,” in the company’s annual report under the heading “Management’s Discussion and Analysis,” as well as the risks described in the company’s final prospectus dated December 14, 2006, filed with Canadian securities regulators and forming a part of a registration statement on Form F-10 filed with the Securities and Exchange Commission under the heading “Risk Factors.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.
Dividend Declaration
The Board of Directors of Brookfield Properties declared a quarterly common share dividend of $0.14 per share payable on September 28, 2007 to shareholders of record at the close of business on September 3, 2007. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA Series F, G, H, I, J and K preferred shares were also declared payable on September 28, 2007 to shareholders of record at the close of business on September 14, 2007.
Conference Call
Brookfield Properties’ 2007 second quarter investor conference call can be accessed by teleconference on Friday, July 27, 2007 at 11:00 a.m. Eastern time at 866-700-7441; pass code 43549856 or by Webcast at www.brookfieldproperties.com. A podcast of the call is available two hours after the call at www.brookfieldproperties. A replay of this call can be accessed through August 27, 2007 by dialing 888-286-8010, pass code 73135521.

Supplemental Information
Investors, analysts and other interested parties can access Brookfield Properties’ Supplemental Information Package at www.brookfieldproperties.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.
Brookfield Properties Profile
One of North America’s largest commercial real estate companies, the corporation owns, develops and manages premier office properties. The office properties portfolio is comprised of interests in 113 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The corporation also holds interests in 17 million square feet of high-quality, centrally-located development properties in its major markets. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212)-7215; email: mcoley@brookfieldproperties.com.

CONSOLIDATED BALANCE SHEET

(US Millions)	June 30, 2007	December 31, 2006

Assets
Commercial properties	$15,497	$15,287
Commercial development	892	735
Residential development	911	706
Receivables and other	927	974
Intangible assets	836	853
Restricted cash and deposits	480	507
Cash and cash equivalents	205	188
Assets held for sale(i)	16	64

	$19,764	$19,314

Liabilities
Commercial property debt	$11,433	$11,185
Accounts payable and other liabilities	1,028	923
Intangible liabilities	915	919
Future income tax liability	586	584
Liabilities related to assets held for sale(ii)	4	36
Capital securities — corporate	1,179	1,093
Capital securities — fund subsidiaries	774	803
Non-controlling interests — fund subsidiaries	251	266
Non-controlling interests — other subsidiaries	77	67
Preferred equity — subsidiaries	358	326
Shareholders’ equity
Preferred equity — corporate	45	45
Common equity	3,114	3,067

	$19,764	$19,314

(i)	Includes $14 million of commercial properties and $2 million of other assets related to assets held for sale at June 30, 2007 (December 31, 2006 — $61 million and $3 million, respectively).

(ii)	Includes nil of commercial property debt and $4 million of other liabilities associated with liabilities related to assets held for sale at June 30, 2007 (December 31, 2006 — $34 million and $2 million, respectively).

CONSOLIDATED STATEMENT OF INCOME

	Three months ended June 30		Six months ended June 30
(US Millions, except per share amounts)	2007	2006	2007	2006

Total revenue	$722	$422	$1,363	$818

Net operating income
Commercial property operations	$326	$177	$643	$347
Residential development operations	72	31	114	56
Interest and other	10	8	19	21

	408	216	776	424
Expenses
Interest
Commercial property debt	174	79	347	154
Capital securities — corporate	16	13	31	26
Capital securities — fund subsidiaries	(5)	—	(14)	—
General and administrative	24	14	53	29
Transaction costs	3	—	7	—
Non-controlling interests
Fund subsidiaries	(5)	—	(15)	—
Other subsidiaries	6	6	15	10
Depreciation and amortization	132	50	258	93
Future income taxes	28	36	46	63

Net income from continuing operations	$35	$18	$48	$49

Discontinued operations	44	12	84	30
Net income	$79	$30	$132	$79

Net income per share — diluted
Continuing operations	$0.09	$0.05	$0.12	$0.14
Discontinued operations	0.11	0.04	0.21	0.09

	$0.20	$0.09	$0.33	$0.23

Funds from operations per share — diluted
Prior to discontinued operations and property disposition gains	$0.41	$0.29	$0.73	$0.57
Discontinued operations	0.01	0.01	0.01	0.02
Property disposition gains	0.06	0.04	0.17	0.13

	$0.48	$0.34	$0.91	$0.72

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended June 30		Six months ended June 30
(US Millions)	2007	2006	2007	2006

Net income	$79	$30	$132	$79
Depreciation and amortization(i)	133	51	259	96
Future income taxes(ii)	47	39	73	78
Non-cash items included in fund interests	(65)	—	(101)	—
Transaction costs	1	—	3	—
Property disposition gains(iii)	(28)	(14)	(70)	(44)

Funds from operations	$167	$106	$296	$209

(i)	Includes depreciation and amortization from discontinued operations of $1 million and $1 million for the three and six months ended June 30, 2007, respectively.(2006 — $1 million and $3 million, respectively)

(ii)	Includes future income taxes from discontinued operations of $19 million and $27 million for the three and six months ended June 30, 2007, respectively. (2006 — $3 million and $15 million, respectively)

(iii)	Net of non-controlling interests of $34 million and $39 million for the three and six months ended June 30, 2007, respectively (2006 — nil and nil, respectively)
FUNDS FROM OPERATIONS PER DILUTED SHARE

	Three months ended June 30		Six months ended June 30
(US Millions except per share amounts)	2007	2006	2007	2006

Funds from operations	$$167	$106	$296	$209
Preferred share dividends	—	—	(1)	(1)

Funds available to common shareholders	$167	$106	$295	$208

Weighted average shares outstanding	400.5	350.0	400.7	349.8
Funds from operations per share	$0.42	$0.30	$0.74	$0.59

DISCONTINUED OPERATIONS

	Three months ended June 30		Six months ended June 30
(US Millions)	2007	2006	2007	2006

Property disposition gains	$62	$14	$109	$44
Revenue from properties sold	2	6	5	13
Operating expenses	—	(3)	(2)	(7)

	$64	$17	$112	$50
Interest expense	—	(1)	—	(2)

Funds from discontinued operations and gains	$64	$16	$112	$48
Depreciation and amortization	(1)	(1)	(1)	(3)
Future income taxes	(19)	(3)	(27)	(15)

Discontinued operations	$44	$12	$84	$30

COMMERCIAL PROPERTY NET OPERATING INCOME

	Three months ended June 30		Six months ended June 30
(US Millions)	2007	2006	2007	2006

Revenue from continuing operations (i)	$534	$306	$1,055	$600
Operating expenses	(208)	(129)	(412)	(253)

Net operating income	$326	$177	$643	$347

(i)	including fee income
RESIDENTIAL DEVELOPMENT NET OPERATING INCOME

	Three months ended June 30		Six months ended June 30
(US Millions)	2007	2006	2007	2006

Revenue	$178	$108	$289	$197
Operating expenses	(106)	(77)	(175)	(141)

Net operating income	$72	$31	$114	$56

INTEREST EXPENSE — CAPITAL SECURITIES — FUND SUBSIDIARIES

	Three months ended June 30		Six months ended June 30
(US Millions)	2007	2006	2007	2006

Interest on debt securities	$6	—	$13	—
Interest on redeemable equity interests	10	—	16	—

	16	—	29	—
Non-cash component	(21)	—	(43)	—

Total interest expense — capital securities — fund subsidiaries	$(5)	—	$(14)	—

NON-CONTROLLING INTERESTS — FUND SUBSIDIARIES

	Three months ended June 30		Six months ended June 30
(US Millions)	2007	2006	2007	2006

Non-controlling interests	$39	—	$43	—
Non-cash component	(44)	—	(58)	—

Total non-controlling interests — fund subsidiaries	$(5)	—	$(15)	—